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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                          January 19, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re: Pioneer Bond Fund (File No. 333-208696)
         Form N-14 Information Statement/Registration Statement

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding the Information Statement/Registration Statement (the "Information Statement") on Form N-14 filed by Pioneer Bond Fund (the "Registrant") with respect to the reorganization of Pioneer Government Income Fund (the "Acquired Fund"), a series of Pioneer Series Trust IV, into Pioneer Bond Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). Following are the Staff's comments and the Registrant's responses thereto:

1. Comment:  The Staff asked that the Registrant provide a letter to the
             Commission responding to the Staff's comments and that includes certain "Tandy" acknowledgments.

  Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment:  The Staff requested that the Registrant revise the bulleted list in the cover letter to the Information Statement to include a brief description of the consideration to be received by Acquired Fund shareholders in the Reorganization.

  Response:  The Registrant will revise the disclosure to add a statement that
             "upon completion of the Reorganization, you will hold shares of the corresponding class of the Acquiring Fund with the same aggregate net asset value as your holdings of shares of each class of the Acquired Fund immediately prior to the Reorganization."

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3. Comment:  The Staff noted the Registrant's statement in the cover letter that "the Reorganization generally is not expected to have federal income tax consequences for shareholders." The Staff requested that the Registrant remove the word "generally" from the statement or explain why it is included in light of the tax opinion to be provided as a closing condition of the Reorganization.

  Response:  The Registrant notes that it will replace the statement referenced by the Staff with a statement that "the transaction is expected to be treated as a Reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and shareholders therefore are not expected to recognize any taxable gain or loss on the exchange of their Acquired Fund shares for shares of the Acquiring Fund."

4. Comment:  The Staff noted that the Registrant states that "no sales load, contingent deferred sales charge, commission, redemption fee or other transactional fee will be charged as a result of the Reorganization." The Staff requested that the Registrant clarify if shareholders will be required to pay a contingent deferred sales charge if they elect to redeem shares prior to the Reorganization instead of accepting shares in the Reorganization.

  Response:  The Registrant will add disclosure stating that "shareholders of the Acquired Fund who determine that they do not wish to become shareholders of the Acquiring Fund may (a) redeem their shares of the Acquired Fund prior to the Closing Date or (b) exchange their shares of the Acquired Fund prior to the Closing Date for shares of another Pioneer Fund by contacting Pioneer or their investment professional or financial intermediary. Please note that a redemption or an exchange of shares of the Acquired Fund will be a taxable event and a shareholder may recognize a gain or loss for federal income tax purposes in connection with that transaction. In addition, any contingent deferred sales charge that applies to your Class A or Class C shares will be assessed in connection with a redemption of your shares of the Acquired Fund prior to the Closing Date."

5. Comment:  The Staff noted that the Registrant states that the
             Reorganization does not require shareholder approval. The Staff requested that the Registrant explain in its response why shareholder approval of the Reorganization is not required. The Staff requested that the Registrant ensure that its response addresses Rule 17a-8 under the Investment Company Act of 1940, as amended and applicable state law.

  Response:  The Registrant notes that the Delaware Statutory Trust Act provides that a Delaware statutory trust's governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act, Section 3806(b)(3) and
             (b)(4)). The Registrant notes that the declaration of trust of the Acquired Fund and the Acquiring Fund

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             gives the funds' Board of Trustees the authority to merge each fund with another fund and to sell all of each fund's assets to another fund, in each case without shareholder approval where shareholder approval is not otherwise required by the 1940 Act.

             The Registrant further notes that Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company's distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company's distribution plan. The Registrant confirms that the Reorganization meets the conditions of Rule 17a-8.

6. Comment:  The Staff noted that the Registrant states on page 1 that the
             Information Statement "sets forth information that an investor needs to know before investing." The Staff suggested that the Registrant insert the word "concisely" before "sets forth," consistent with Item 1(b)(4) of Form N-14.

  Response:  The Registrant will revise the disclosure referenced by the Staff to insert the word "concisely."

7. Comment:  The Staff requested that the Registrant clarify the reference to
             "these securities" in the 80% policy statement for the Acquiring Fund.

  Response:  The Registrant notes that the disclosure preceding the 80% policy statement identifies certain securities in which the fund primarily invests. The Registrant will replace the reference to "these securities" in the 80% policy statement with a reference to "the securities described above."

8. Comment:  The Staff noted that the Registrant states that "derivative instruments that provide exposure to debt instruments or have similar economic characteristics may be used to satisfy [the Acquiring Fund's] 80% policy." The Staff requested that the Registrant clarify whether and, if so, how credit default swaps may be used to satisfy the 80% policy for the Acquiring Fund. The Staff also requested that the Registrant clarify how derivatives will be valued for purposes of complying with the Acquiring Fund's 80% policy. The Staff noted that it is the Staff's position that market value should be used for this purpose.

  Response:  The Registrant confirms that credit default swaps may be used to satisfy the Acquiring Fund's 80% policy, for example if the fund writes a credit default swap as a substitute for buying or selling a debt security. The Registrant notes

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              that it will revise the disclosure to state that "derivative instruments that provide exposure to the securities described above or have similar economic characteristics, including, but not limited to, credit default swaps, may be used to satisfy the [Acquiring Fund's] 80% policy." The Registrant notes that the Acquiring Fund currently uses the market value of credit default swaps and other derivatives for purposes of complying with the Acquiring Fund's 80% policy.

 9. Comment:  The Staff noted that the Registrant states that both funds may invest in securities with a broad range of maturities. The Staff asked if there are material differences between the two funds with respect to maturity or duration strategies and, if so, to highlight these differences in the disclosure.

   Response:  The Registrant notes that each fund manages its maturity and duration consistent with the fund's benchmark. The Registrant will add disclosure stating that each fund "manages its maturity and duration consistent with the maturity and duration of the fund's benchmark. As of December 31, 2015, [the Acquired Fund's] weighted average maturity was 6.57 years and its duration was
              4.70 years. As of December 31, 2015, [the Acquiring Fund's] weighted average maturity was 9.48 years and its duration was
              4.59 years."

10. Comment:  The Staff noted that the Registrant states that the Acquired
              Fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets in U.S. government securities. The Staff requested that the Registrant confirm that the timing of the Reorganization will comply with such Rule 35d-1 notice requirement.

   Response:  The Registrant notes that the Reorganization is expected to occur on or about March 18, 2016. The Registrant notes that the Acquired Fund mailed a prospectus supplement to shareholders in early December informing shareholders of the Reorganization and providing a brief description of certain aspects of the Reorganization including, but not limited to, a description of the differences in the funds' investment strategies and 80% policies and related risks. Accordingly, the Registrant confirms that, although a notice requirement under Rule 35d-1 would not appear to be directly applicable in the context of a fund Reorganization, nevertheless, the timing of the Reorganization is consistent with the Rule 35d-1 notice requirement under the Acquired Fund's 80% policy.

11. Comment:  The Staff requested that the Registrant confirm that there are no differences between the fundamental investment policies of the two funds.

   Response:  The Registrant notes that, as indicated in response to Comment
              No. 5 above, there is no fundamental policy of the Acquired Fund that is materially different from a policy of the Acquiring Fund. The Registrant notes that, although the investment objectives of the Acquired Fund and the Acquiring Fund are similar,

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              they are not identical. Furthermore, the investment
              objective of the Acquired Fund is not fundamental, while the investment objective of the Acquiring Fund is fundamental. The Registrant notes that such differences do not prevent the Reorganization from being effected without shareholder approval pursuant to Rule 17a-8. The Registrant notes that the Information Statement compares the funds' investment objectives and discloses that the Acquired Fund's investment objective is not fundamental and that the Acquiring Fund's investment objective is fundamental.

12. Comment:  The Staff suggested that the Registrant consider revising the risk disclosure in the Information Statement to ensure that it has appropriately emphasized the differences in risk levels between the two funds.

   Response:  The Registrant will add disclosure to the introduction to the "Comparison of Principal Risks" section which states that "as a result of the Reorganization, the Acquired Fund's shareholders, as shareholders of the combined fund, will be exposed to greater investment risk in general, including greater credit exposure, and may experience greater volatility. As shareholders of the combined fund, Acquired Fund shareholders also will be exposed to the risks of investing in high yield or "junk" bonds, among other risks. These risks are described in detail below."

13. Comment:  The Staff noted that the comparison of the funds' past performance should be updated to reflect performance for the calendar year ended December 31, 2015.

   Response:  The Registrant will update the comparison of the funds'
              past performance to reflect performance for the calendar year ended December 31, 2015.

14. Comment:  The Staff noted that the Registrant sets forth various items that the Board considered in approving the Reorganization, such as the similarities and differences in the funds' investment strategies, performance and tax loss carryforwards. The Staff noted that, currently, the disclosure addresses items considered by the Boards but does not address how the Board considered such items in reaching its conclusion that the Reorganization was in the funds' best interests. The Staff noted, for example, that the disclosure does not address what the Board thought about the funds' relative performance and if the Board expected each Fund's performance to persist, or if the Board considered the relative risks that each fund takes on. The Staff requested that the Registrant revise the disclosure as appropriate.

   Response:  The Registrant will revise the disclosure referenced by the
              Staff as follows:

                 "The Board of Trustees of the Acquired Fund believes
              that the proposed Reorganization will be advantageous to the shareholders of the Acquired Fund for several reasons. The Trustees considered the following matters, among others, in approving the Reorganization.

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             "First, the Board considered the similarities and
          differences in the funds' investment objectives and principal investment strategies. The Board considered that your fund and the Acquiring Fund have similar investment objectives to provide current income. The Board considered that both funds invest primarily in investment grade debt securities. The Board considered that the Acquiring Fund may invest in a significantly broader range of debt securities than your fund, noting that your fund invests at least 80% of its assets in U.S. government securities, while the Acquiring Fund invests at least 80% of its assets in investment grade debt securities, including corporate bonds and other debt instruments in addition to U.S. government securities. The Board considered that the Acquiring Fund also may invest up to 20% of its net assets in debt securities rated below investment grade (known as "junk bonds"). The Board noted that, as a result of the Reorganization, shareholders of the Acquired Fund will be exposed to greater investment risk in general and may experience greater volatility. The Board concluded that, taking into account the anticipated benefits to shareholders resulting from the Reorganization, on balance the Reorganization is in the best interests of shareholders not withstanding differences in the funds' investment objectives, investment strategies and risk profiles.

             "Second, the Board considered that your fund has not achieved a sufficient size to allow for more efficient operations and is not likely to do so in the future. The Board considered that the combined fund may be better positioned to attract assets than your fund. The Board considered that the larger asset size of the combined fund may allow it, relative to your fund, to reduce per share expenses as fixed expenses will be shared over a larger asset base. The Board concluded that the larger asset size of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

             "Third, the Board considered that the expense ratio of each class of shares of the combined fund is expected to be lower than the expense ratio of the corresponding class of shares of your fund, both before and after any applicable fee waivers or expense reimbursements. The Board concluded that the expected lower expense ratios of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

             "Fourth, the Board considered that the combined fund will pay a lower management fee rate than the management fee rate paid by your fund. The Board concluded that the lower management fee rate of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

             "Fifth, the Board considered that the historical performance of the Acquiring Fund was higher than the historical performance of your fund for the three, five and ten-year periods ended October 2, 2015, based on data provided

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          by Morningstar, Inc. The Board noted that your fund's
          performance was higher than the performance of the Acquiring Fund for the one-year period ended October 2, 2015. The Board concluded that the historical performance of each fund was consistent with a determination that the Reorganization is in the best interests of shareholders.

             "Sixth, the Board considered the ability of the combined fund to utilize certain tax capital-loss carryforwards in the future, noting that the Reorganization is expected to limit the combined fund's ability to use your fund's tax capital-loss carryforwards in future years. The Board also noted that tax capital-loss carryforwards of approximately $2.8 million will expire on the Closing Date as a result of the Reorganization. However, the Board considered that, if the Reorganization does not occur, such tax capital-loss carryforwards would expire only four months later, on July 31, 2016. The Board noted that there can be no assurance that your fund would be able to use such losses in that four month period if the Reorganization does not occur. The Board concluded that, taking into account the anticipated benefits to shareholders resulting from the Reorganization, on balance the Reorganization is in the best interests of shareholders and shareholders' interests are not likely to be materially diluted by the potential loss of a portion of your fund's tax capital-loss carryforwards.

             "Seventh, the Board considered that the Acquired Fund would bear approximately 25% of the expenses incurred in connection with the Reorganization, including expenses associated with the preparation, printing and mailing of any shareholder communications (including this Information Statement/Prospectus), any filings with the SEC and other governmental agencies in connection with the Reorganization, audit fees and legal fees, and the Acquiring Fund would likewise bear approximately 25% of these costs. The Board considered that Pioneer would bear the remaining 50% of the expenses incurred in connection with the Reorganization. In approving the allocation of Reorganization costs, the Board considered information provided by Pioneer with respect to the relative short-term economic benefits and costs to shareholders anticipated to result from the Reorganization. The Board concluded that the allocation of Reorganization costs was consistent with a determination that the Reorganization is in the best interests of shareholders.

             "Eighth, the Board considered that the Reorganization generally is not expected to result in income, gain or loss being recognized for federal income tax purposes by your fund, Pioneer Bond Fund or by the shareholders of either fund. The Board concluded that the expected tax consequences of the Reorganization were consistent with a determination that the Reorganization is in the best interests of shareholders.

             "Ninth, the Board considered that the funds' investment adviser and principal distributor would benefit from the Reorganization. For example, Pioneer might achieve cost savings from managing one larger fund compared to

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                managing more than one fund with similar investment
                strategies. The consolidated portfolio management effort also might result in time and personnel savings and the preparation of fewer reports and regulatory filings, as well as prospectus disclosure, for one fund instead of two. The Board believes that the Reorganization, in the long-term, could result in a decrease in the combined fund's gross expenses.

                   "Tenth, the Board also considered that the
                Reorganization presents an excellent opportunity for the shareholders of each fund to become investors in a combined fund that has a larger asset size than either fund alone without the obligation to pay commissions or other transaction costs that a fund normally incurs when purchasing securities. This opportunity provides an economic benefit to both funds and their shareholders.

 15. Comment:   With respect to the discussion regarding the Board's
                consideration of tax loss carryforwards in approving the Reorganization, the Staff requested that the Registrant disclose in the discussion the approximate amount of tax loss carryforwards that is expected to be lost as a result of the Reorganization. The Staff also requested that the Registrant disclose how the expected loss of carryforwards as a result of the Reorganization impacted the Board's conclusion that the Reorganization would not dilute the interests of shareholders.

    Response:   The Registrant will revise the disclosure referenced by
                the Staff as set forth in paragraph Sixth in the response to Comment No. 15.

 16. Comment:   The Staff requested that the Registrant include share
                amounts in the Combined Pro Forma Adjustment Column of the Capitalization table.

    Response:   The Registrant will include share amounts in the Combined
                Pro Forma Adjustment Column of the Capitalization table.

 17. Comment:   The Staff noted that the Registrant states that there may
                be dispositions of some of the portfolio securities of the combined fund following the Reorganization. The Staff requested that the Registrant clarify the disclosure to indicate if it expects there to be portfolio repositioning as a result of the Reorganization and, if material, to disclose the costs of any such portfolio repositioning to shareholders.

    Response:   The Registrant notes that it states in the disclosure that it is not necessary to dispose of portfolio securities to effect the Reorganization. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

 18. Comment:   The Staff requested that the Registrant explain in its
                response why the portfolio turnover of the Acquiring Fund increased from 28% during the fiscal year ended June 30, 2013 to 81% during the fiscal year ended June 30, 2015.

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    Response:  The Registrant notes that the portfolio turnover of the
               Acquiring Fund increased from 2013 to 2015 as a result of the repositioning of securities. In particular, the Acquiring Fund increased its investments in certain securities subject to monthly roll activity.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
                                                  --------------------
                                                  Jeremy Kantrowitz

cc: Terrence J. Cullen
    Christopher J. Kelley
    Roger P. Joseph
    Toby R. Serkin

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